FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

AstraZeneca PLC announced today that, on 20 March 2014, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC). The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.astrazeneca.com. The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge. Requests may be made by writing to the Company Secretary, AstraZeneca PLC, 2 Kingdom Street, London W2 6BD.

A C N Kemp
Company Secretary
21 March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 March 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary